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                                                                 Exhibit (a)(11)



IMMEDIATE                 JOHN PRATT, CONVERGYS PUBLIC RELATIONS
                          513-723-3333 OR 888-284-9900
                          john.pratt@convergys.com

                          CHRIS PERRY, EDELMAN WORLDWIDE
                          312-240-2688 or cperry@edelman.com



                         CONVERGYS CORPORATION CONCLUDES
                     TENDER OFFER FOR WIZTEC SOLUTIONS LTD.


(CINCINNATI; APRIL 29, 1999) -- Convergys Corporation (NYSE: CVG) announced today it has completed its tender offer to purchase shares of Wiztec Solutions Ltd., (NASDAQ: WIZTF), common stock for $18.30 Per share net to seller in cash. The tender offer expired at midnight, Eastern Daylight Time, on Wednesday, April 28, 1999.

Based on its preliminary tabulation, the depositary for the offer informed Convergys that 4,829,939 shares of Wiztec stock were tendered properly and not withdrawn pursuant to the offer, including 79,739 shares tendered by shareholders not affiliated with Convergys. Convergys accepted for payment all shares properly tendered prior to the expiration of the offer.

Payment for shares accepted for payment pursuant to the offer will be made promptly. The tender offer was made through Convergys' wholly-owned subsidiary, Convergys Israel Investments Ltd.

The Information Agent was Georgeson & Company, Inc., and the Depository Bank was IBJ Whitehall Bank & Trust Company.



ABOUT CONVERGYS

Convergys Corporation(SM) is the global leader in providing outsourced, integrated, customer care and billing services, bringing together world-class resources and expertise to help clients transform customer relationships into a competitive advantage.

Convergys software produces more than one million bills each day, and Convergys call centers handle more than one million calls each day.

Convergys serves the top companies in a wide range of industries, including communications, technology, cable and broadband services, consumer products, financial services, utilities, healthcare, hospitality, and direct response. Headquartered in Cincinnati, Ohio, Convergys employs over 33,000 people in its 38 call centers, and in its data centers and other offices in the United States, Canada, and Europe. Convergys is on the web at www.convergys.com

Convergys is pronounced: kun VER jis Convergys and the Convergys logo are service marks of Convergys Corporation.

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